

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 5, 2016

Via E-mail
Mr. Christopher J. Papa
Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, PA 19355

   Re: Liberty Property Trust
   Liberty Property Limited Partnership
   Form 10-K for the fiscal year ended December 31, 2015
   Filed February 26, 2016
   File No. 001-13130 (Trust)
   File No. 001-13132 (LP)

Dear Mr. Papa:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities